MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

03 DEC -8 AM 7:21

5 December 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

03045008

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 4 December 2003, the Company filed with the London Stock Exchange an announcement regarding the exercise of warrants issued by MyTravel on 21 October 2003.

On the 5 December 2003, the Company filed also with the London Stock Exchange an announcement regarding the resignation of Duncan Wilson.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

RNS Number:8957S
MyTravel Group plc
04 December 2003

MyTravel Group plc
4 December 2003

MyTravel Group plc
Issue of Shares on Exercise of Warrants

MyTravel Group plc ("MyTravel") announces that, as of 4 December 2004, a total of 27,325,279 ordinary shares of 10p each in the capital of MyTravel have been issued on the exercise of the warrants issued by MyTravel on 21 October 2003 ("Warrants"). These 27,325,279 ordinary shares have been admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. In accordance with the terms and conditions of the Warrants, the remaining Warrants may not be exercised before the Warrants are listed.

Enquiries to:

G.J. McMahon, Group Company Secretary (Tel 0161 232 6515)

END

5 December 2003

MyTravel Group plc

MyTravel Group plc today announces that Duncan Wilson has resigned from the board and as chief executive, MyTravel UK and Ireland, with immediate effect. Philip Jansen, MyTravel Group's Chief Operating Officer, will take direct charge of MyTravel's businesses in the UK and Ireland. Duncan Wilson will continue to be employed by the company for a period, reporting to Peter McHugh, chief executive. In this role he will help ensure an effective management transition and provide expertise to the tour operating and travel agency distribution businesses.

MyTravel Group Chairman Eric Sanderson said: "Duncan joined the board in January 2002 and has seen MyTravel in the UK through a particularly difficult time. Having begun the process of restructuring the UK charter and distribution business, Duncan feels his current role has come to a natural conclusion and the board accepts that it is the appropriate time for him to move on. We are grateful to Duncan for the contribution he has made to the Group in extremely tough conditions."

MyTravel Group chief executive Peter McHugh said: "I am pleased that in Duncan's new position we will continue to be able to draw on his long experience of the travel industry. Philip Jansen has a pivotal role to play in the turnaround of MyTravel and it is appropriate that he should have "hands on" control of the core UK business."

Ends

Enquiries:
Brunswick 020 7404 5959
Fiona Antcliffe
Sophie Fitton